UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 29, 2022
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG
 (Registrant)
Date: November 29, 2022
By:
/s/ David Wildermuth
/s/ Dixit Joshi
David Wildermuth
Dixit Joshi
Chief Risk Officer
Chief Financial Officer

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse Group, “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries. We use the term the “Bank parent company” when we are referring only to the standalone parent entity Credit Suisse AG. Abbreviations are explained in the List of abbreviations in the back of this report. Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report. In various tables, use of “–” indicates not meaningful or not applicable. Rounding differences may occur.

Pillar 3 and regulatory disclosures 3Q22
Credit Suisse Group AG

Introduction
Swiss capital requirements
Risk-weighted assets
Additional regulatory disclosures
List of abbreviations
Cautionary statement regarding forward-looking information

Introduction
General
This report as of September 30, 2022 is based on the Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA).
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q21, the Credit Suisse Annual Report 2021 and the Credit Suisse Financial Report 3Q22, which include important information on regulatory capital and risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
Credit Suisse Group is the highest consolidated entity to which the FINMA circular applies.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The level of internal control processes for these disclosures is similar to those applied to the Group’s quarterly and annual financial reports. This report has not been audited by the Group’s external auditors.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features of regulatory capital instruments and total loss-absorbing capacity (TLAC)-eligible instruments that form part of the eligible capital base and TLAC resources, global systemically important bank (G-SIB) financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
Regulatory developments
> Refer to “Regulatory developments” (page 48) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management” in the Credit Suisse Financial Report 3Q22 for further information.

Swiss capital requirements
FINMA requires the Group to comply fully with the special requirements for systemically important financial institutions operating internationally. The following tables present the Swiss capital and leverage requirements and metrics as required by FINMA.
> Refer to “Swiss requirements” (page 47) and “Swiss metrics” (pages 52 to 53) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 3Q22 for further information on general Swiss requirements and the related metrics.
Swiss capital requirements and metrics
end of 3Q22	CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	274,138	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total [1]	39,879	14.55
of which CET1: minimum	12,336	4.5
of which CET1: buffer	13,104	4.78
of which CET1: countercyclical buffers	693	0.253
of which additional tier 1: minimum	9,595	3.5
of which additional tier 1: buffer	2,193	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [2]	50,110	18.3
of which CET1 capital [3]	34,423	12.6
of which additional tier 1 high-trigger capital instruments	11,193	4.1
of which additional tier 1 low-trigger capital instruments [4]	4,494	1.6
Risk-based requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total according to size and market share [5]	37,228	13.58
Reductions due to rebates in accordance with article 133 of the CAO	(8,533)	(3.113)
Total, net	28,695	10.468
Eligible additional total loss-absorbing capacity (gone-concern)
Total	47,288	17.2
of which bail-in instruments [6]	47,288	17.2
1
The total requirement includes the FINMA Pillar 2 capital add-on of CHF 1,959 million relating to the supply chain finance funds matter. This Pillar 2 capital add-on equates to an additional Swiss CET1 capital ratio requirement of 71 basis points.

2 Excludes tier 1 capital that is used to fulfill gone-concern requirements.
3 Excludes CET1 capital that is used to fulfill gone-concern requirements.
4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 12.86%, or CHF 35,254 million, and a surcharge of 0.72%, or CHF 1,974 million.
6
Includes instruments issued in 2021, which are eligible as gone-concern capacity, where the Group used the proceeds of CHF 6,948 million to offset an exposure that Credit Suisse AG has from providing net senior funding to the Group. As of the end of 3Q22, the Group had a net funding liability against Credit Suisse AG of CHF 250 million, resulting from existing net senior funding provided by Credit Suisse AG to the Group of CHF 7,087 million offset by CHF 6,837 million of funding provided by the Group to Credit Suisse AG.

Swiss leverage requirements and metrics
end of 3Q22	CHF million	in % of LRD
Leverage exposure
Leverage ratio denominator	836,881	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total [1]	41,710	4.984
of which CET1: minimum	12,553	1.5
of which CET1: buffer	14,645	1.75
of which additional tier 1: minimum	12,553	1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [2]	50,110	6.0
of which CET1 capital [3]	34,423	4.1
of which additional tier 1 high-trigger capital instruments	11,193	1.3
of which additional tier 1 low-trigger capital instruments [4]	4,494	0.5
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on the Swiss leverage ratio
Total according to size and market share [5]	39,752	4.75
Reductions due to rebates in accordance with article 133 of the CAO	(8,369)	(1.0)
Total, net	31,383	3.75
Eligible additional total loss-absorbing capacity (gone-concern)
Total	47,288	5.7
of which bail-in instruments [6]	47,288	5.7
1
The total requirement includes the FINMA Pillar 2 capital add-on of CHF 1,959 million relating to the supply chain finance funds matter. This Pillar 2 capital add-on equates to an additional Swiss CET1 leverage ratio requirement of 23 basis points.

2 Excludes tier 1 capital that is used to fulfill gone-concern requirements.
3 Excludes CET1 capital that is used to fulfill gone-concern requirements.
4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 4.5%, or CHF 37,660 million, and a surcharge of 0.25%, or CHF 2,092 million.
6
Includes instruments issued in 2021, which are eligible as gone-concern capacity, where the Group used the proceeds of CHF 6,948 million to offset an exposure that Credit Suisse AG has from providing net senior funding to the Group. As of the end of 3Q22, the Group had a net funding liability against Credit Suisse AG of CHF 250 million, resulting from existing net senior funding provided by Credit Suisse AG to the Group of CHF 7,087 million offset by CHF 6,837 million of funding provided by the Group to Credit Suisse AG.

Risk-weighted assets
Overview
With the adoption of the revised FINMA circular, risk-weighted assets (RWA) presented in this report, including prior period comparisons, are based on the Swiss capital requirements.
> Refer to “Swiss requirements” (page 47) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 3Q22 for further information on Swiss capital requirements.
The following table provides an overview of total Swiss RWA forming the denominator of the risk-based capital requirements.
RWA were CHF 274.1 billion as of the end of 3Q22, stable compared to the end of 2Q22, as internal model and parameter updates, mainly in operational risk, and a positive foreign exchange impact were offset by movements in risk levels in credit risk, which included the impact of the valuation allowance relating to the reassessment of deferred tax assets as a result of the comprehensive strategic review. The internal model and parameter updates were mainly related to updates to our AMA model to reflect increased litigation provisions in 1Q22, primarily relating to developments in a number of previously disclosed legal matters.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented below.
> Refer to “Risk-weighted assets” (pages 50 to 51) in II – Treasury, risk, balance sheet and off-balance sheet – Capital Management in the Credit Suisse Financial Report 3Q22 for further information on movements in risk-weighted assets in 3Q22.
OV1 – Overview of Swiss risk-weighted assets and capital requirements
	Risk-weighted assets			Capital requirement	[1]
end of	3Q22	2Q22	4Q21	3Q22
CHF million
Credit risk (excluding counterparty credit risk)	131,023	132,190	126,878	10,482
of which standardized approach (SA)	30,870	30,836	25,591	2,470
of which supervisory slotting approach	4,063	4,322	4,040	325
of which advanced internal ratings-based (A-IRB) approach	96,090	97,032	97,247	7,687
Counterparty credit risk	13,443	14,468	15,640	1,075
of which standardized approach for counterparty credit risk (SA-CCR)	3,434	3,681	3,064	275
of which internal model method (IMM)	9,203	9,875	11,536	736
of which other counterparty credit risk [2]	806	912	1,040	64
Credit valuation adjustments (CVA)	4,032	4,191	5,046	323
Equity positions in the banking book under the simple risk weight approach	5,479	5,469	7,071	438
Equity investments in funds - look-through approach	2,298	2,422	2,431	184
Equity investments in funds - mandate-based approach	11	11	21	1
Equity investments in funds - fall-back approach	662	688	505	53
Settlement risk	387	437	465	31
Securitization exposures in the banking book	13,731	13,228	13,396	1,099
of which securitization internal ratings-based approach (SEC-IRBA)	7,864	7,807	7,736	629
of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	916	1,016	1,429	74
of which securitization standardized approach (SEC-SA)	4,951	4,405	4,231	396
Market risk	16,725	16,001	16,355	1,338
of which standardized approach (SA)	1,964	1,612	1,648	157
of which internal models approach (IMA)	14,761	14,389	14,707	1,181
Operational risk (AMA)	78,880	72,946	67,627	6,310
Amounts below the thresholds for deduction (subject to 250% risk weight)	7,467	12,946	12,983	597
Total	274,138	274,997	268,418	21,931
1 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding capital conservation buffer and G-SIB buffer requirements.
2 Includes RWA for contributions to the default fund of a central counterparty and loans hedged by centrally cleared CDS.

Risk-weighted assets flow statements
Credit risk and counterparty credit risk
The following table presents the definitions of the RWA flow statements components for credit risk and CCR.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes on the portfolio size arising in the ordinary course of business (including new businesses). Asset size also includes movements arising from the application of the comprehensive approach with regard to the treatment of financial collateral
Asset quality/credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Credit risk RWA movements
The following table presents the 3Q22 flow statement explaining the variations in the credit risk RWA determined under an internal ratings-based (IRB) approach.
CR8 – Risk-weighted assets flow statements of credit risk exposures under IRB
3Q22
CHF million
Risk-weighted assets at beginning of period	101,354
Asset size	(1,764)
Asset quality	(903)
Model and parameter updates	1,310
Foreign exchange impact	156
Risk-weighted assets at end of period	100,153
Includes RWA related to the A-IRB approach and supervisory slotting approach.
Credit risk RWA under IRB decreased CHF 1.2 billion to CHF 100.2 billion compared to the end of 2Q22. The decrease was primarily driven by movement in risk levels attributable to asset size and improvements in asset quality, partially offset by an increase in model and parameter updates as well as a positive foreign exchange impact. The model and parameter updates reflected the regulatory buffers per FINMA approval, relating to commercial trade finance as well as retail to corporate treatment of certain exposures.
Counterparty credit risk RWA movements
The following table presents the 3Q22 flow statement explaining the variations in the CCR RWA determined under the internal model method (IMM) for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
3Q22
CHF million
Risk-weighted assets at beginning of period	9,875
Asset size	(1,128)
Credit quality of counterparties	330
Model and parameter updates	(12)
Foreign exchange impact	138
Risk-weighted assets at end of period	9,203
CCR RWA under IMM decreased CHF 0.7 billion to CHF 9.2 billion compared to the end of 2Q22, primarily driven by decreases in asset size risk levels attributable to the expiration of trades and exposures reductions across securities financing business, over-the-counter derivatives and exchange traded derivatives. This was partially offset by a deterioration in asset quality risk levels due to reduced CDS hedges benefit on account of reduced notionals as well as a positive foreign exchange impact, mainly due to a US dollar strengthening of 2% over the quarter against the Swiss franc.

Market risk
The following table presents the definitions of the RWA flow statements components for market risk.
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous/current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous/current quarters end (end of day)	For a given component (e.g., VaR) it refers to the RWA that would be computed if the snapshot quarter end amount of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Market risk RWA movements
The following table presents the 3Q22 flow statement explaining the variations in the market risk RWA determined under an internal models approach (IMA).
MR2 – Risk-weighted assets flow statements of market risk exposures under an IMA
3Q22	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total
CHF million
Risk-weighted assets at beginning of period	3,580	4,638	1,806	4,365		14,389
Regulatory adjustment	83	(372)	(70)	(132)		(491)
Risk-weighted assets at beginning of period (end of day)	3,663	4,266	1,736	4,233		13,898
Movement in risk levels	(122)	(640)	240	(1,005)		(1,527)
Model and parameter updates	122	148	0	0		270
Foreign exchange impact	94	109	62	104		369
Risk-weighted assets at end of period (end of day)	3,757	3,883	2,038	3,332		13,010
Regulatory adjustment	587	496	185	483		1,751
Risk-weighted assets at end of period	4,344	4,379	2,223	3,815		14,761
1 Risks not in VaR.
Market risk RWA under an IMA increased CHF 0.4 billion to CHF 14.8 billion compared to the end of 2Q22, primarily due to an increase in regulatory VaR from inclusion of increased rates volatility in the two-year VaR window.

Additional regulatory disclosures
Key prudential metrics
Most line items in the following table reflects the view as if the Group was not a systemically important financial institution.
KM1 - Key metrics
end of	3Q22	2Q22	1Q22	4Q21	3Q21
Capital (CHF million)
Swiss CET1 capital	34,423	37,049	37,713	38,529	39,951
Fully loaded CECL accounting model Swiss CET1 capital [1]	34,423	37,049	37,713	38,529	39,951
Swiss tier 1 capital	50,110	52,736	53,204	54,372	56,252
Fully loaded CECL accounting model Swiss tier 1 capital [1]	50,110	52,736	53,204	54,372	56,252
Swiss total eligible capital	50,110	53,217	53,676	55,073	56,998
Fully loaded CECL accounting model Swiss total eligible capital [1]	50,110	53,217	53,676	55,073	56,998
Minimum capital requirement (8% of Swiss risk-weighted assets) [2]	21,931	22,000	21,889	21,473	22,304
Risk-weighted assets (CHF million)
Swiss risk-weighted assets	274,138	274,997	273,609	268,418	278,801
Risk-based capital ratios as a percentage of risk-weighted assets (%)
Swiss CET1 capital ratio	12.6	13.5	13.8	14.4	14.3
Fully loaded CECL accounting model Swiss CET1 capital ratio [1]	12.6	13.5	13.8	14.4	14.3
Swiss tier 1 capital ratio	18.3	19.2	19.4	20.3	20.2
Fully loaded CECL accounting model Swiss tier 1 capital ratio [1]	18.3	19.2	19.4	20.3	20.2
Swiss total capital ratio	18.3	19.4	19.6	20.5	20.4
Fully loaded CECL accounting model Swiss total capital ratio [1]	18.3	19.4	19.6	20.5	20.4
BIS CET1 buffer requirements (%) [3]
Capital conservation buffer	2.5	2.5	2.5	2.5	2.5
Extended countercyclical buffer	0.026	0.025	0.023	0.028	0.021
Progressive buffer for G-SIB and/or D-SIB	1.0	1.0	1.0	1.0	1.0
Total BIS CET1 buffer requirement	3.526	3.525	3.523	3.528	3.521
Additional Swiss sectoral countercyclical buffer	0.227	–	–	–	–
CET1 capital ratio available after meeting the bank's minimum capital requirements [4]	8.1	9.0	9.3	9.9	9.8
Basel III leverage ratio (CHF million)
Leverage exposure	836,881	862,737	878,023	889,137	937,419
Basel III leverage ratio (%)	6.0	6.1	6.1	6.1	6.0
Fully loaded CECL accounting model Basel III leverage ratio (%) [1]	6.0	6.1	6.1	6.1	6.0
Liquidity coverage ratio (CHF million) [5]
High-quality liquid assets	226,839	234,931	225,572	227,193	228,352
Net cash outflows	118,144	123,312	114,869	112,156	103,504
Liquidity coverage ratio (%)	192	191	196	203	221
Net stable funding ratio (CHF million)
Available stable funding	425,622	428,764	430,894	436,856	446,805
Required stable funding	314,062	325,767	335,546	342,870	353,492
Net stable funding ratio (%)	136	132	128	127	126
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding the BIS CET1 buffer requirements.
3
CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets and do not include the additional Swiss sectoral countercyclical capital buffer for mortgage loans that are directly or indirectly secured by residential real estate in Switzerland.

4 Reflects the Swiss CET1 capital ratio, less the BIS minimum CET1 ratio requirement of 4.5%.
5 Calculated using a three-month average, which is calculated on a daily basis.

> Refer to “Swiss capital requirements” (pages 3 to 4) for the systemically important financial institution view.
> Refer to “Swiss metrics” (pages 52 to 53) and “Risk-weighted assets” (pages 50 to 51) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 3Q22 for further information on movements in capital, capital ratios, risk-weighted assets and leverage ratios.
> Refer to “Liquidity coverage ratio” (page 44) and “Net stable funding ratio” (page 45) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management – Liquidity management in the Credit Suisse Financial Report 3Q22 for further information on movements in the liquidity coverage ratio and the net stable funding ratio.
> Refer to “Swiss requirements” (page 47) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 3Q22 for further information on additional CET1 buffer requirements.
The following table presents information about available TLAC and TLAC requirements applied at the resolution group level, which is defined as Credit Suisse Group AG consolidated.
KM2 - Key metrics - TLAC requirements (at resolution group level)
end of	3Q22	2Q22	1Q22	4Q21	3Q21
CHF million
TLAC	97,398	96,896	101,177	101,269	106,048
Fully loaded CECL accounting model TLAC [1]	97,398	96,896	101,177	101,269	106,048
Swiss risk-weighted assets	274,138	274,997	273,609	268,418	278,801
TLAC ratio (%)	35.5	35.2	37.0	37.7	38.0
Fully loaded CECL accounting model TLAC ratio (%) [1]	35.5	35.2	37.0	37.7	38.0
Leverage exposure	836,881	862,737	878,023	889,137	937,419
TLAC leverage ratio (%)	11.6	11.2	11.5	11.4	11.3
Fully loaded CECL accounting model TLAC leverage ratio (%) [1]	11.6	11.2	11.5	11.4	11.3
Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No	No	No
Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No	No	No
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with Excluded Liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with Excluded Liabilities and that would be recognized as external TLAC if no cap was applied (%)	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (page 52) and “Swiss metrics” (pages 52 to 53) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 3Q22 for further information on leverage metrics, including the calculation methodology and movements in leverage exposures.
LR1 - Summary comparison of accounting assets vs leverage ratio exposure
end of	3Q22
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	700,358
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(8,323)
Adjustments for derivatives financial instruments	52,983
Adjustments for SFTs (i.e. repos and similar secured lending)	(2,046)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	91,002
Other adjustments	2,907
Leverage exposure	836,881
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

LR2 - Leverage ratio common disclosure template
end of	3Q22	2Q22
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	567,982	599,942
Asset amounts deducted from Basel III tier 1 capital	(5,952)	(7,474)
Total on-balance sheet exposures	562,030	592,468
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	21,102	18,644
Add-on amounts for PFE associated with all derivatives transactions	44,118	46,117
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	17,392	15,368
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(16,090)	(12,260)
Exempted CCP leg of client-cleared trade exposures	(581)	(956)
Adjusted effective notional amount of all written credit derivatives	189,372	185,384
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(184,128)	(181,022)
Derivative Exposures	71,185	71,275
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	118,058	118,754
Netted amounts of cash payables and cash receivables of gross SFT assets	(10,136)	(14,290)
Counterparty credit risk exposure for SFT assets	4,742	4,985
Securities financing transaction exposures	112,664	109,449
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	287,310	289,347
Adjustments for conversion to credit equivalent amounts	(196,308)	(199,802)
Other off-balance sheet exposures	91,002	89,545
Swiss tier 1 capital (CHF million)
Swiss tier 1 capital	50,110	52,736
Leverage exposure (CHF million)
Leverage exposure	836,881	862,737
Leverage ratio (%)
Basel III leverage ratio	6.0	6.1

Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio (LCR) is prescribed by FINMA. For disclosure purposes our LCR is calculated using a three-month average which is measured using daily calculations during the quarter.
> Refer to “Liquidity metrics” (pages 43 to 45) and “Funding sources” (page 45) in II –Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management in the Credit Suisse Financial Report 3Q22 for further information on the Group’s liquidity coverage ratio including high quality liquid assets, liquidity pool and funding sources.
LIQ1 - Liquidity coverage ratio
end of 3Q22	Unweighted value	[1]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		226,839
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	153,554		18,601
of which less stable deposits	153,554		18,601
Unsecured wholesale funding	233,651		88,448
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	42,446		10,612
of which non-operational deposits (all counterparties)	126,146		64,140
of which unsecured debt	13,527		13,527
Secured wholesale funding	64,445		15,408
Additional requirements	161,509		35,835
of which outflows related to derivative exposures and other collateral requirements	53,336		12,997
of which outflows related to loss of funding on debt products	1,313		1,313
of which credit and liquidity facilities	106,860		21,525
Other contractual funding obligations	52,052		52,052
Other contingent funding obligations	205,073		2,497
Total cash outflows	–		212,841
Cash inflows (CHF million)
Secured lending	43,362		17,633
Inflows from fully performing exposures	50,397		23,036
Other cash inflows	54,029		54,028
Total cash inflows	147,788		94,697
Liquidity cover ratio (CHF million)
High-quality liquid assets	–		226,839
Net cash outflows	–		118,144
Liquidity coverage ratio (%)	–		192
Calculated based on an average of 66 data points in 3Q22.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

List of abbreviations
A
A-IRB	Advanced-Internal Ratings-Based
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCP	Central counterparties
CCR	Counterparty credit risk
CDS	Credit default swap
CECL	Current expected credit loss
CET1	Common equity tier 1
CVA	Credit valuation adjustment
D
D-SIB	Domestic systemically important bank
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important bank
I
IAA	Internal Assessment Approach
IMA	Internal Models Approach
IMM	Internal Model Method
IRB	Internal Ratings-Based
IRC	Incremental Risk Charge
L
LCR	Liquidity coverage ratio
LRD	Leverage ratio denominator
N
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PFE	Potential future exposure
R
RNIV	Risks not in value-at-risk
RWA	Risk-weighted assets
S
SA	Standardized Approach
SA-CCR	Standardized Approach - counterparty credit risk
SEC-ERBA	Securitization External Ratings-Based Approach
SEC-IRBA	Securitization Internal Ratings-Based Approach
SEC-SA	Securitization Standardized Approach
SFT	Securities Financing Transactions
T
TLAC	Total loss-absorbing capacity
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
■ the impact of social media speculation and unsubstantiated media reports about our business and its performance;
■ the extent of outflows of assets or future net new asset generation across our divisions;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
■ our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
■ our ability to successfully implement the divestment of any non-core business;
■ the future level of any impairments and write-downs, including from the revaluation of deferred tax assets, resulting from disposals and the implementation of the proposed strategic initiatives’;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
■ political, social and environmental developments, including climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021 and in “Risk factor” in I – Credit Suisse results – Credit Suisse in our 3Q22 Financial report.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com